# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BingEx Ltd, CIK 0001858724
CUSIP: 090337106
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: BLDG 6, ZHONGGUANCUN DONGSHEN INT SCI PK, NO.1 YONGTAIZHUANG NORTH HAIDAN DISTRICT, BEIJING, China (F4), 100192
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001744871

## Reporting persons
- Shunwei China Internet Opportunity Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 8,299,573; shared voting power 0; sole dispositive power 8,299,573; shared dispositive power 0; aggregate amount beneficially owned 8,299,573 (3.9% of the class)
  Comment: (1) For rows 5, 7 and 9: Represents 8,299,573 Class A ordinary shares held by Shunwei Growth III Limited. Shunwei Growth III Limited is wholly owned by Shunwei China Internet Opportunity Fund II, L.P..
  (2) For row 11: The beneficial ownership percentage is calculated based on a total of 213,059,729 ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering, including 167,481,951 Class A ordinary shares and 45,577,778 Class B ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs, as reported in the Issuer's prospectus on Form 424B4 filed with the Securities Exchange Commission on October 4, 2024. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share, voting together on all matters as a single class. The voting power of the shares beneficially owned by the Reporting Person represents 1.3% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Shunwei Growth III Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 8,299,573; shared voting power 0; sole dispositive power 8,299,573; shared dispositive power 0; aggregate amount beneficially owned 8,299,573 (3.9% of the class)
  Comment: (1) For rows 5, 7 and 9: Represents 8,299,573 Class A ordinary shares held by Shunwei Growth III Limited.
  (2) For row 11: The beneficial ownership percentage is calculated based on a total of 213,059,729 ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering, including 167,481,951 Class A ordinary shares and 45,577,778 Class B ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs, as reported in the Issuer's prospectus on Form 424B4 filed with the Securities Exchange Commission on October 4, 2024. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share, voting together on all matters as a single class. The voting power of the shares beneficially owned by the Reporting Person represents 1.3% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Shunwei Capital Partners III GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 8,299,573; shared voting power 0; sole dispositive power 8,299,573; shared dispositive power 0; aggregate amount beneficially owned 8,299,573 (3.9% of the class)
  Comment: (1) For rows 5, 7 and 9: Represents 8,299,573 Class A ordinary shares held by Shunwei Growth III Limited. Shunwei Growth III Limited is wholly owned by Shunwei China Internet Opportunity Fund II, L.P., whose general partner is Shunwei Capital Partners III GP, L.P.
  (2) For row 11: The beneficial ownership percentage is calculated based on a total of 213,059,729 ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering, including 167,481,951 Class A ordinary shares and 45,577,778 Class B ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs, as reported in the Issuer's prospectus on Form 424B4 filed with the Securities Exchange Commission on October 4, 2024. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share, voting together on all matters as a single class. The voting power of the shares beneficially owned by the Reporting Person represents 1.3% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Shunwei Capital Partners III GP Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 8,299,573; shared voting power 0; sole dispositive power 8,299,573; shared dispositive power 0; aggregate amount beneficially owned 8,299,573 (3.9% of the class)
  Comment: (1) For rows 5, 7 and 9: Represents 8,299,573 Class A ordinary shares held by Shunwei Growth III Limited. Shunwei Growth III Limited is wholly owned by Shunwei China Internet Opportunity Fund II, L.P., whose general partner is Shunwei Capital Partners III GP, L.P.. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P..
  (2) For row 11: The beneficial ownership percentage is calculated based on a total of 213,059,729 ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering, including 167,481,951 Class A ordinary shares and 45,577,778 Class B ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs, as reported in the Issuer's prospectus on Form 424B4 filed with the Securities Exchange Commission on October 4, 2024. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share, voting together on all matters as a single class. The voting power of the shares beneficially owned by the Reporting Person represents 1.3% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Astrend Opportunity III Alpha Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 3,701,984; shared voting power 0; sole dispositive power 3,701,984; shared dispositive power 0; aggregate amount beneficially owned 3,701,984 (1.7% of the class)
  Comment: (1) For rows 5, 7 and 9: Represents 3,701,984 Class A ordinary shares held by Astrend Opportunity III Alpha Limited.
  (2) For row 11: The beneficial ownership percentage is calculated based on a total of 213,059,729 ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering, including 167,481,951 Class A ordinary shares and 45,577,778 Class B ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs, as reported in the Issuer's prospectus on Form 424B4 filed with the Securities Exchange Commission on October 4, 2024. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share, voting together on all matters as a single class. The voting power of the shares beneficially owned by the Reporting Person represents 0.6% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Shunwei China Internet Opportunity Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 3,701,984; shared voting power 0; sole dispositive power 3,701,984; shared dispositive power 0; aggregate amount beneficially owned 3,701,984 (1.7% of the class)
  Comment: (1) For rows 5, 7 and 9: Represents 3,701,984 Class A ordinary shares held by Astrend Opportunity III Alpha Limited. Shunwei China Internet Opportunity Fund III, L.P. is the sole shareholder of Astrend Opportunity III Alpha Limited.
  (2) For row 11: The beneficial ownership percentage is calculated based on a total of 213,059,729 ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering, including 167,481,951 Class A ordinary shares and 45,577,778 Class B ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs, as reported in the Issuer's prospectus on Form 424B4 filed with the Securities Exchange Commission on October 4, 2024. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share, voting together on all matters as a single class. The voting power of the shares beneficially owned by the Reporting Person represents 0.6% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Shunwei Capital Partners IV GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 3,701,984; shared voting power 0; sole dispositive power 3,701,984; shared dispositive power 0; aggregate amount beneficially owned 3,701,984 (1.7% of the class)
  Comment: (1) For rows 5, 7 and 9: Represents 3,701,984 Class A ordinary shares held by Astrend Opportunity III Alpha Limited. Astrend Opportunity III Alpha Limited is wholly owned by Shunwei China Internet Opportunity Fund III, L.P.. Shunwei Capital Partners IV GP, L.P. is the general partner of Shunwei China Internet Opportunity Fund III, L.P..
  (2) For row 11: The beneficial ownership percentage is calculated based on a total of 213,059,729 ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering, including 167,481,951 Class A ordinary shares and 45,577,778 Class B ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs, as reported in the Issuer's prospectus on Form 424B4 filed with the Securities Exchange Commission on October 4, 2024. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share, voting together on all matters as a single class. The voting power of the shares beneficially owned by the Reporting Person represents 0.6% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Shunwei Capital Partners IV GP Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 3,701,984; shared voting power 0; sole dispositive power 3,701,984; shared dispositive power 0; aggregate amount beneficially owned 3,701,984 (1.7% of the class)
  Comment: (1) For rows 5, 7 and 9: Represents 3,701,984 Class A ordinary shares held by Astrend Opportunity III Alpha Limited. Astrend Opportunity III Alpha Limited is wholly owned by Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP, L.P. is the general partner of Shunwei China Internet Opportunity Fund III, L.P.. Shunwei Capital Partners IV GP Limited is the general partner of Shunwei Capital Partners IV GP, L.P..
  (2) For row 11: The beneficial ownership percentage is calculated based on a total of 213,059,729 ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering, including 167,481,951 Class A ordinary shares and 45,577,778 Class B ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs, as reported in the Issuer's prospectus on Form 424B4 filed with the Securities Exchange Commission on October 4, 2024. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share, voting together on all matters as a single class. The voting power of the shares beneficially owned by the Reporting Person represents 0.6% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Silver Unicorn Ventures Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 12,001,557; shared voting power 0; sole dispositive power 12,001,557; shared dispositive power 0; aggregate amount beneficially owned 12,001,557 (5.6% of the class)
  Comment: (1) For rows 5, 7 and 9: Represents (i) 8,299,573 Class A ordinary shares held by Shunwei Growth III Limited; and (ii) 3,701,984 Class A ordinary shares held by Astrend Opportunity III Alpha Limited. Shunwei Growth III Limited is wholly owned by Shunwei China Internet Opportunity Fund II, L.P., whose general partner is Shunwei Capital Partners III GP, L.P.. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P.. Astrend Opportunity III Alpha Limited is wholly owned by Shunwei China Internet Opportunity Fund III, L.P.. Shunwei Capital Partners IV GP, L.P. is the general partner of Shunwei China Internet Opportunity Fund III, L.P.. Shunwei Capital Partners IV GP Limited is the general partner of Shunwei Capital Partners IV GP, L.P.. Shunwei Capital Partners III GP Limited and Shunwei Capital Partners IV GP Limited are controlled by Silver Unicorn Ventures Limited.
  (2) For row 11: The beneficial ownership percentage is calculated based on a total of 213,059,729 ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering, including 167,481,951 Class A ordinary shares and 45,577,778 Class B ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs, as reported in the Issuer's prospectus on Form 424B4 filed with the Securities Exchange Commission on October 4, 2024. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share, voting together on all matters as a single class. The voting power of the shares beneficially owned by the Reporting Person represents 1.9% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Golden Sound Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 3,701,984; shared voting power 0; sole dispositive power 3,701,984; shared dispositive power 0; aggregate amount beneficially owned 3,701,984 (1.7% of the class)
  Comment: (1) For rows 5, 7 and 9: Represents 3,701,984 Class A ordinary shares held by Golden Sound Limited.
  (2) For row 11: The beneficial ownership percentage of the Reporting Person is calculated based on a total of 213,059,729 ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering, including 167,481,951 Class A ordinary shares and 45,577,778 Class B ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs, as reported in the Issuer's prospectus on Form 424B4 filed with the Securities Exchange Commission on October 4, 2024. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share, voting together on all matters as a single class. The voting power of the shares beneficially owned by the Reporting Person represents 0.6% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Tuck LyeKoh: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 15,703,541; shared voting power 0; sole dispositive power 15,703,541; shared dispositive power 0; aggregate amount beneficially owned 15,703,541 (7.4% of the class)
  Comment: (1) For rows 5, 7 and 9: Represents (i) 8,299,573 Class A ordinary shares held by Shunwei Growth III Limited; (ii) 3,701,984 Class A ordinary shares held by Astrend Opportunity III Alpha Limited; and (iii) 3,701,984 Class A ordinary shares held by Golden Sound Limited. Shunwei Growth III Limited is wholly owned by Shunwei China Internet Opportunity Fund II, L.P. whose general partner is Shunwei Capital Partners III GP, L.P.. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P.. Astrend Opportunity III Alpha Limited is wholly owned by Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP, L.P. is the general partner of Shunwei China Internet Opportunity Fund III, L.P.. Shunwei Capital Partners IV GP Limited is the general partner of Shunwei Capital Partners IV GP, L.P.. Shunwei Capital Partners III GP Limited and Shunwei Capital Partners IV GP, L.P. are controlled by Silver Unicorn Ventures Limited. Silver Unicorn Ventures Limited and Golden Sound Limited are controlled by Mr. Tuck Lye Koh.
  (2) For row 11: The beneficial ownership percentage is calculated based on a total of 213,059,729 ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering, including 167,481,951 Class A ordinary shares and 45,577,778 Class B ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs, as reported in the Issuer's prospectus on Form 424B4 filed with the Securities Exchange Commission on October 4, 2024. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share, voting together on all matters as a single class. The voting power of the shares beneficially owned by the Reporting Person represents 2.5% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

## Item 1. Issuer
Name of issuer: BingEx Ltd
Address of issuer's principal executive offices: BLDG 6, ZHONGGUANCUN DONGSHEN INT SCI PK, NO.1 YONGTAIZHUANG NORTH HAIDAN DISTRICT, BEIJING, China, 100192

## Item 2. Person Filing
Name of person filing:
(1) Shunwei Growth III Limited;
(2) Shunwei China Internet Opportunity Fund II, L.P.;
(3) Shunwei Capital Partners III GP, L.P.;
(4) Shunwei Capital Partners III GP Limited;
(5) Astrend Opportunity III Alpha Limited;
(6) Shunwei China Internet Opportunity Fund III, L.P.;
(7) Shunwei Capital Partners IV GP, L.P.;
(8) Shunwei Capital Partners IV GP Limited;
(9) Silver Unicorn Ventures Limited;
(10) Golden Sound Limited; and
(11) Tuck LyeKoh (each a "Reporting Person", and collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
For (1), (5),(9) and (10):
Vistra Corporate Services Centre, Wickhams Cay II. Road Town, Tortola, VG 1110, British Virgin Islands
For (2), (3), and (4):
Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands
For (6), (7)and (8):
Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands
For (11):
111 Somerset Road, TripleOne Somerset, #07-07 Singapore 238164
Citizenship:
For (1), (5), (9) and (10):
British Virgin Islands
For (2), (3), (4), (6), (7) and (8):
Cayman Islands
For (11):
Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) is set forth in Rows 5, 7 and 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The information required by Items 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to vote or to direct the vote:
The information required by Items 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person and is incorporated herein by reference.
Shunwei Growth III Limited is wholly owned by Shunwei China Internet Opportunity Fund II, L.P. whose general partner is Shunwei Capital Partners III GP, L.P..Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P..Astrend Opportunity III Alpha Limited is wholly owned by Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP, L.P. is the general partner of Shunwei China Internet Opportunity Fund III, L.P..Shunwei Capital Partners IV GP Limited is the general partner of Shunwei Capital Partners IV GP, L.P..Shunwei Capital Partners III GP Limited and Shunwei Capital Partners IV GP Limitedare controlled by Silver Unicorn Ventures Limited.Silver Unicorn Ventures Limited and Golden Sound Limited arecontrolled by Mr. Koh Tuck Lye.
Shared power to vote or to direct the vote: The information required by Items 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition:
The information required by Items 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person and is incorporated herein by reference.
Shunwei Growth III Limited is wholly owned by Shunwei China Internet Opportunity Fund II, L.P. whose general partner is Shunwei Capital Partners III GP, L.P..Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P..Astrend Opportunity III Alpha Limited is wholly owned by Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP, L.P. is the general partner of Shunwei China Internet Opportunity Fund III, L.P..Shunwei Capital Partners IV GP Limited is the general partner of Shunwei Capital Partners IV GP, L.P..Shunwei Capital Partners III GP Limited and Shunwei Capital Partners IV GP Limited are controlled by Silver Unicorn Ventures Limited. Silver Unicorn Ventures Limited and Golden Sound Limited are controlled by Mr. Koh Tuck Lye.
Shared power to dispose or to direct the disposition: The information required by Items 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement by and among the Reporting Persons dated February 12, 2025

## Signatures
- Shunwei China Internet Opportunity Fund II, L.P.: /s/ Tuck Lye Koh, Tuck Lye Koh/Authorized Representative (02/12/2025)
- Shunwei Growth III Limited: /s/ Tuck Lye Koh, Tuck Lye Koh/Director (02/12/2025)
- Shunwei Capital Partners III GP, L.P.: /s/ Tuck Lye Koh, Tuck Lye Koh/Authorized Representative (02/12/2025)
- Shunwei Capital Partners III GP Limited: /s/ Tuck Lye Koh, Tuck Lye Koh/Director (02/12/2025)
- Astrend Opportunity III Alpha Limited: /s/ Tuck Lye Koh, Tuck Lye Koh/Director (02/12/2025)
- Shunwei China Internet Opportunity Fund III, L.P.: /s/ Tuck Lye Koh, Tuck Lye Koh/Authorized Representative (02/12/2025)
- Shunwei Capital Partners IV GP, L.P.: /s/ Tuck Lye Koh, Tuck Lye Koh/Authorized Representative (02/12/2025)
- Shunwei Capital Partners IV GP Limited: /s/ Tuck Lye Koh, Tuck Lye Koh/Director (02/12/2025)
- Silver Unicorn Ventures Limited: /s/ Tuck Lye Koh, Tuck Lye Koh/Director (02/12/2025)
- Golden Sound Limited: /s/ Tuck Lye Koh, Tuck Lye Koh/Director (02/12/2025)
- Tuck LyeKoh: /s/ Tuck LyeKoh, Tuck LyeKoh (02/12/2025)